

Trikke Tech

A smart choice for the modern urban mobility   Edit Profile

$500	$8,500,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Trikke Tech is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Trikke Tech without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

2016 Revenue
$2.2+ Million

E-Mobility Market By 2027 (Estimated)
$35 Billion

> Customers include Jennifer Aniston, Jimmy Carter, Timothy Hutton and David Spade

> Joint Venture in China

> Partnerships with FIAT/Chrysler in Brazil, Razor USA

> Named by Time Magazine in 2002 as one of the best inventions of the year

> Holds Two U.S. and International Patents

> Round Size: US $1,500,000

> Raise Description: Series A

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $8,500,000

> Target Minimum Raise Amount: US $200,000

> Offering Type: Side by Side Offering



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Join the E-Mobility Revolution! Personal Transportation Has Taken a Whole New Turn.

As the world's cities become congested and polluted, new business models and technologies are emerging to disrupt traditional urban mobility challenges. Electric cars can't solve that problem. In fact, we believe they are adding to it. People are using cars for very short trips, which has a negative impact on both the environment and city budgets--all while offering no inherent health benefits.

Electric bicycles are often touted as the leading solution, but present shortcomings in design, ergonomics, functionality, and performance.

Small, personal vehicles provide a solution.Trikke is a low-cost, portable, emissions-free personal vehicle created to meet and overcome this challenge. It is specifically designed for easy and intuitive use, superior ergonomics, active riding, improved stability, superior performance, and fun for practically any age and lifestyle.

About Trikke

At Trikke, our core passion is to provide a superior ride experience, design, engineering, and performance.

Trikke was founded in 2000 by inventor and designer Gildo Beleski to develop, build, and market vehicles with the goal of improved stability while allowing for an active (standing) riding position, intuitive use, and safe handling. Trikke is building an iconic brand that resonates with passion for speed, performance, and a joyful feeling of freedom.

"Combining my experience in the automotive industry with mechanical design background and the love for sports, I decided to develop the Trikke. A vehicle that is stable, agile, and performs like a racing car, where the rider is integrated with the machine, engaged in an active, sporty ride. I want you to join me in this ride!"

- Gildo Beleski, Trikke Founder and Designer.

Pitch Deck


TRIKKE™
TRIKKE TECH, INC.
INVESTOR PRESENTATION
Spring/Summer 2017
Gildo Beleski - CEO

Highlights
Pitch Deck
Team Story
Term Sheet
Financial Discussion
SeedInvest
Overview
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Data Room
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Product & Service

What is a Trikke?

The Trikke is a personal vehicle, featuring an articulated cambering frame and three wheels, which maintain constant contact with the road in a variety of conditions--even on turns or uneven surfaces. Its steering handlebar is connected to the front wheel and two foot platforms, and the rider engages in an active stand-up stance. This configuration results in outstanding stability and great maneuverability. It also allows for body propulsion of the vehicle through conservation of angular momentum (carving turns side-to-side)

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The Trikke is not a scooter. It's not a bicycle. It's not a car. Trikke defines a new category: Carving Vehicles.

Trikke Technology

A vehicle with three points of contact that dynamically adapts to various surfaces ● Stable riding platform ● Active riding experience ● Allows for body propulsion ● Expandable vehicle technology ● Foldable and easily transported

Trikke isn't just a single product. It's a versatile technology framework that allows innovative vehicles to be built for numerous applications and terrains, both on- and off-road. Our vision is that Trikke will continue to evolve, becoming one of history's top personal vehicles.

Current products:

1. Kids (Ride-on toy market - since 2002), currently 3 models
2. Body-propelled vehicles (Fitness market selling - since 2004), currently 4 models
3. Skki, snow skiing vehicle (Winter sports market - since 2006), currently 2 models
4. Light electric consumer vehicles (Recreational and Personal Mobility market selling - since 2009), currently 4 models
5. Light electric vehicles for Professional use - since 2012, currently 2 models

Planned Product Releases:

- July 2017 release of Defender 3WD with 3-wheel-drive, full suspension designed for Professional use: Law Enforcement, Security Surveillance.
- September 2017 release of Defender Golf with golf bag attachment and special turf tires.
- December 2017 release of T10 (Top of Fitness line, with a new re-designed aluminum frame)
- May 2018 release of Sp33der (High-end electric consumer)
- November 2018 release of Bronkko (Off-road high performance electric)
- May 2019 release of Trikke 3JET (Electric jet-ski)

What have we done?

We have designed and developed Trikke products for over 15 years, making Trikke a platform for fitness with acclaimed success. Our electric powered vehicles have been tested for over 7 years with outstanding results in the consumer, tourism, and professional markets.

We have established assembly lines for the electric vehicles in the USA, Netherlands, China, and Brazil and developed partnerships with Fiat/Chrysler in Brazil selling LEVs with FIAT and Mopar brands. Our kids fitness products are present in PE programs at more than 150 schools in the USA. We've also formed a network of over 130 Trikke personal trainers around the country and abroad, and established ourselves in 17 Countries.

We have created a strong and desired presence for the products and brand worldwide. Many of our growing number of fans collect Trikkes now, with different models for any occasion. Numerous celebrities have adopted it as well, including former President Jimmy Carter, who rides a Trikke and loves it!

Business Model

Why are we raising money?

With an extensive product line supported by investment capital, we will focus on specific products and markets to make the most of the opportunity. We plan to aggressively promote our personal **e-mobility vehicles** to the consumer and professional markets.

For the Consumer market, we will promote the products and the ride experience through demonstrations throughout various communities, local fairs, RV parks, and trade shows, deploying a network of "Trikke e-mobility" mobile dealers. We will capitalize on the momentum and demand for e-bikes on the web marketplace, highlighting the advantages of the Trikke design over the bikes through research and multimedia outreach.

For the Commercial/Professional market, we will target the different channels with specific sales professionals with access to law enforcement, security, golf course, and delivery clients. We will continue to invest in our R&D and manufacturing to support our business needs and keep a balanced inventory of products available for sale, a fleet of demo vehicles for our sales reps and work on alternatives to support sales efforts such as the lease option.

Highlights
Pitch Deck
Term Sheet
Financial Discussion
Overview
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Data Room

What is the media saying?

Trikke landed on the cover of Time Magazine in 2002 as one of the year's best inventions.

"Flowing, exhilarating all body-movement that provides an excellent workout yet can feel as effortless as flying. The bird's eye view of the standing position is quite fun and comfortable, including for overweight folk who finds the seated bike position irritating." *Los Angeles Times*

"It's an enormous amount of fun." *Time Magazine*

"The Trikke Electric vehicle's big point-of-difference is actually that it's so easy to ride." *Gizmag*

What are the customers saying?*

Consumers:

"When I started riding the Trikke I was about 100 pounds over the weight capacity of the Trikke Pon-e 48v. I fully expected the Trikke to break and send me flying into a jogger on the bike path to and from work everyday at some point. It didn't. Not only did it not break, but I have spent over a YEAR putting 12 miles a day on the thing (clearly on days that were warm enought to ride, and not raining - although I did go out in the wet weather, I did not do it in actual rain). That's right I lost 105 pounds usin[g] the Trikke Pon-e 48v. I can say it was just the Trikke because I've done nothing different. NOTHING." - Phillipe Ferreira.

"I'm a relative[ly] Old Guy (at 55) and former Surfer, and I had a chance to try out the Pon-e when a friend of mine (Mike Armstrong) brought his by, and it was the most fun I've had since I had to stop Surfing 16 years ago. I've been researching modes of Personal Transportation and what I found was, the Pon-e was simple to learn to use, and a natural desire to carve turns was easily turned into a reality, without a single worry of its use being hard to master. I literally just got on it and put it through some test runs in my parking lot to see how it performed/worked (I had never been on anything like it) and it was almost like surfing again (for me).It was a BLAST!!!!!!!" - Forrester Rupp

"You don't even have to think about any other options. I've been an avid motorcycle enthusiasts for 47 years,but the first time I rode the Trikke 48 volt LEV pon-e, I noticed something different . I was smiling, and everytime I ride the Trikke I'm still smiling. I'm having not just fun,I'm having a blast. Blasts are hard to come by at 69. I actually believe this scooter put some more time on my books. Can't wait to get up and get going for my morning dose of BLAST! I don't think you could be anything but happy while riding this amazing machine, and it's so easy anyone can do it in a manner of minutes. Whoever came up with this idea, THANKS for the fun." - D. Probasco

"It's not an electric scooter. On a Pon-e, you're not mere cargo, you're a cyborg. Your spirit informs the beast you ride. The pricing is low for such high quality machinery. Electric bikes usually start at $2,500, so the Pon-e is far more fairly priced and delivers INTENSE THRILLS. Bikes are riskier to ride, bonk you with repetitive stress injuries, and bore you with the same damned muscle action endlessly droning. 7 cents of electricity gets you 20 miles – a world-class workout." - Trikke Guy

Professionals:

"Great for indoor and outdoor use. Narrow enough to easily pass through an interior doorway."

"It is easy to see over people as you ride around or through crowds."
"Great mobility, quick response when needed. Allows greater visibility, easy to maneuver."
"Lots of questions about it from customers. Lots of 'That's cool!" - **Sacramento Airport Sheriff's Department Police**

"The Trikke EV has many uses on a police force, you can be much more observant and much more in touch than driving around in a car. Walking a foot beat is probably the best way to find crime and snoop around in alley ways, etc., but the Trikke lets you do this faster." "Stealth qualities are a great benefit." "The Deputies cover a lot of territory with ease." "The Trikke EV can be folded up and put in the trunk." "We were able to ride them right into the elevator." - ***Sgt Pond, Santa Barbara Sherriff's Dept. Solvang CA*** (Population 5,300)

"The Trikke is easy to maneuver indoors and outdoors. It is awesome for changing perceptions of safety and security presence. Patients, visitors and staff all smile when I conduct patrols on the Trikke." - ***Santiago Chambers, Manager of Safety and Security, Children's Hospital of Los Angeles***

"Elevation/sight-line, speed and ease of use, maneuverability, lightweight, inexpensive to buy, inexpensive to fix, great sales and repair support..." ***Eli Ott - Director of Operations, City Center Partnership, Columbia, SC***

"We were motivated to open Aloha Trikke Tours because Trikke Light electric vehicles are such a unique vehicle that provide a great experience which can be shared with everyone on vacation in Waikiki. There's nothing else like that! The advantage of the Trikke is we can ride on a sidewalk or bike lane and provide tours in a safe and effective way." - **Thales Lopes, Owner Aloha Trikke Tours**

"Offering Trikke Tours is a great option for customers who are looking for adventure and culture on environmentally responsible equipment. A very small amount of time is required for beginners to learn how to use the equipment. From an operational point of view, Trikke's are very reliable on performance and maintenance. Every day, we enjoy showing customers the most iconic spots of Dominican Republic." - ***Miguel Ramirez, Owner Trikke Dominican Republic***

What are the Tourists saying?*

"FORGET THE SEGWAY!!! Aloha Trikke was one of the best vacation experiences we ever had! Steve hooked us up and then AJ ...our guide did a super marvelous job and he even took pictures for us. He also educated us on the history of Oahu and gave us pointers on how to sound like a local and not a tourist. You rock brother and Aloha Trikke is truly a must do activity on the Island. The best way to see sites w/o having to walk or be stuck on one of those crowded tour buses. Lastly, I just loved all the looks we received while cruising by all those tourists walking in Waikiki. Just loved it!!!!" - ***J Walton Waikiki, Hawaii, USA***

"With a few friends we experimented Trikke and It was really nice! You get to know the different cultural places of the colonial zone in a really fun way. The guide is good and give you interesting explanations and is very available if you have any doubt about something. And the engine is really easy to use and stable so no worries, from the youngest to the oldest you can use it :). Plus to mention: It is very ecological and practical." - ***Juanita LB Santo Domingo, Dominican Republic***

"Having a private guide for 2hrs on your first day in Athens is great. Doing it on electric Trikke scooters is a splendid way – it is intuitive, comfortable, and a fantastic way to cover a lot of territory. That way we got great photos, a fun morning, and to me the best thing was we were then properly oriented to hit the areas around Acropolis the following day. Nikos not only had a great sense of humor and wealth of knowledge, he also clearly enjoys doing a job very well. Which he does." ***Chris C Athens, Greece***

*Disclaimer: The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

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Term Sheet

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Overview

Product & Service

Q&A with Founder

Investor Perks

Market Landscape

Data Room

NOVEMBER 18, 2002 $4.95 (INCL. GST)
TIME
The Best
Inventions
Of the Year
From vaccines in tomatoes to telephones in teeth, the future is already upon us

Trikke Honored by Time Magazine.

Media Mentions



















WSJ

Forbes

Reviewboard MAGAZINE

TIME

theguardian

Santa Barbara Independent INDEPENDENT.COM

Santa Ynez VALLEY NEWS

TRIKKE

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Team Story

"Back in the late 80s in Brazil, I tried out skateboards and roller skates. The carving motion felt like magic. Playing with gravity gave me a wonderful feeling like no other. But I realized that at any moment, I could lose my balance or have a hard time stopping. And the falls and crashes... I certainly didn't enjoy that part. Having ridden bicycles my entire life, I knew I couldn't carve efficiently while seated with a frame between my legs. Also, the seat itself was always a literal pain in the butt. And the repetitive cranking on the pedals, and that chain... No thank you!

I envisioned creating something simple for balance and stopping at will—a skateboard with handlebars and brakes like a bicycle. I wanted the freedom of using my legs and transferring my weight like with roller skating.

I imagined my creation having three wheels to guarantee balance, but with an articulated frame to allow leaning (or carving) while keeping all three wheels on the ground at any given time. A machine you actively ride with your body functioning as part of the frame--like a cyborg. I took it further, dreaming of platforms like skateboards, rather than bike pedals or ski boots. A vehicle to safely skate downhill.

The first prototype rode impressively well, proving stable and easy to control, but the skateboard-like wheels were limited without good pavement. Before long, I swapped out those small wheels for larger air tires.

After many downhill rides using gravity power, I ventured onto flat terrain, scooting, pushing off, and adding carving and handlebar movements while coasting, like you sometimes do with a bicycle.

What a discovery! The Trikke body-powered machine was born. I could maintain the forward momentum without ever touching the ground. I quickly experimented with alterations to the frame and wheels, adding features to improve propulsion. At the same time, I learned how to better ride my new creation. I worked on my technique and improved my efficiency with every ride. I love sports and endurance, and this played a key role in the Trikke's development. I took countless rides, built many prototypes, but amazingly, I had few falls or crashes.

After two years, my friends and I were climbing hills and going on 30-mile rides. Still, the prototypes needed work, such as better wheels, tires, bearings, brakes—higher performing components and a lighter frame to improve ergonomics and efficiency.

Then times changed and I had to focus on my current career, working in the automotive industry and running my own business servicing high end cars. I also raced cars for fun, and learned more about sheer performance and the importance of good handling. My business brought me to the United States for several auto shows. During one event, a friend took me to Miami's South Beach. I was mesmerized, seeing so many people riding in-line skates, skateboards, and bicycles. Recreation on wheels! I immediately saw the potential for Trikke.

After some soul searching, I decided to pursue my real passion and dream: designing, developing, and riding Trikkes as an entrepreneur in America.

In 1999, I applied for a patent on an improved design for a three-wheel cambering vehicle with the US Patent Office. In 2000, I founded Trikke Tech, Inc. in Southern California, shipped in 100 frames from Brazil, and assembled them in my garage (with better components than earlier designs). These models were already a huge leap forward in performance. I hit the streets and began demonstrating my Trikkes, talking to people and making friends.

And as they say... the rest is history."

- Gildo Beleski, Trikke Founder, Designer, CEO.

Meet the Founders




J. GILDO Beleski
FOUNDER, CEO, CTO

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Founder, Designer and originator of the Trikke Technology. Technical director, industrial engineer, mechanical designer, car racing enthusiast and an avid Trikke rider for over 20 years. "I have great passion for the Trikke ride and would love to let everybody experience it. I am committed to improving the ride and performance of our vehicles to a top level. I am inspired by the achievements of the auto industry, and I believe in a new era dominated by smart light personal vehicles".

Key Team Members



Cathy Bunke
CONTROLLER



Fred Welch
DIRECTOR OF TRIKKE ACADEMY

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Financial Discussion

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Overview

Product & Service

Q&A with Founder

Investor Perks

Market Landscape

Data Room



Ana Darace
OPERATIONS MANAGER



Pieter Dekker
MANAGING DIRECTOR TRIKKE EUROPE



Scott Campf
VP OF SALES - COMMERCIAL VEHICLES

Notable Advisors & Investors

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Overview
Product & Service
Q&A with Founder
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John Simpson
Advisor, Co-Founder

Q&A with the Founder

Q: Could you walk me through your product?
Trikke Tech: Technically, Trikke is a 3-point cambering vehicle for personal use. A vehicle with an articulated frame that dynamically adapts to the surface offering outstanding stability and control and an active natural posture and moderate exercise while riding. It can be electric powered or body-powered or both. There are several variations, from kids ride-on, to fitness machine, to transportation and personal mobility vehicles. It's a smart alternative for the modern urban mobility. An electric vehicle with health benefits, with fun factor. You grab the handlebar, step right on and take off - gliding and turning in total control. Thanks to the three wheels and patented leaning frame, you feel completely safe in seconds and feel that you can go anywhere with ease. You can stand on it comfortably when stopped and corner confidently at any speed, with all three wheels sticking to the pavement. You feel a part of the machine, and it's adjustable to all body sizes, then folds down in seconds like an umbrella for easy transport and storage.

Q: How do you plan to scale following the raise?
Trikke Tech: The plan is to focus on specific products and markets. For example, a dedicated team to tackle the security and law enforcement market. We plan to ramp up our marketing and outreach activities enlisting more industry reps for B2B and a more active presence on trade shows. In the consumer market, it's about getting people to see what it can do as a lifestyle tool. I'd like to invest more heavily in demonstrating the lifestyle advantages to personal electric transportation and comparing the electric trikke to the leading e-bike companies and other competitors. Basically, I believe that in order to scale, we need to replicate our proven success stories. Promote the expansion of mobile dealers in the consumer market. Work with experienced sales reps and even create our own. Industries such as security/ law enforcement, golf, the RV industry, all hold great potential for this company. Another key component is investing in international exposure. This will improve exports and help us develop a wider range of international distributors.

Q: Do you have any subsidiaries?
Trikke Tech: The following is our current business structure: 1) Trikke Tech, Inc. CA USA, Headquarters, RD, US distribution, worldwide distribution, US assembly line 2) Trikke Europe BV (Netherlands) –Representation, sales and assembly of Trikke products for all European countries –Trikke Tech 70%, Pieter Dekker 30% (managing director). 3) Trikke China–Join Venture (20% Trikke Tech, 80% Guangzhou Group). We run our own operation in China: sourcing, manufacturing and assembly. Trikke China pays Royalties to Trikke Tech on sales to the Chinese market.

Q: Could you detail any intellectual property?
Trikke Tech: In the U.S., EU, China, Japan, we have two Utility Patents: 3-wheel cambering vehicle and mechanism. Unique and simple design of the cambering mechanism and folding frame. TRIKKE is also a registered trademark in the USA, EU, China, Japan and a few other countries.

Q: Looks like you guys spend very very little on marketing – are you just generating these sales through organic outreach?
Trikke Tech: Basically, yes. After 15 years and around 500k units sold there is a sustained demand for our products, that keeps our business going. The word of mouth and the exposure our riders offer, always invite new people to join the Trikke community. Our riders have always been so vocal about it, and many customers own multiple units. We do take part in a few tradeshows and local fairs. Because marketing demands large investment with considerable risk, we have been very careful about our options, wary and aware of the mistakes we made in the past spending in ineffective media channels. Times have changed and we believe that the proper social media approach and demoing can be a huge drive for excitement and a support proper new sales growth.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Series A	Series A
Round size	US $1,500,000	US $1,500,000
Minimum investment	$20,000	US $500
Target minimum	US $200,000	US $200,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $8,500,000	US $8,500,000
Interest rate	3.0%	3.0%
CF Offering Cap	While Trikke Tech is offering up to $1,500,000 worth of securities in its Series A, only up $1,000,000 of that amount may be raised through Regulation CF.	While Trikke Tech is offering up to $1,500,000 worth of securities in its Series A, only up $1,000,000 of that amount may be raised through Regulation CF.
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

Highlights

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Financial Discussion

✉ SeedInvest

Overview

Product & Service

Q&A with Founder

Investor Perks

Market Landscape

Data Room

If Minimum Amount Is Raised



- Sales
- Inventory
- R&D, certification
- Manufacturing
- Marketing

If Maximum Amount Is Raised



- Inventory
- R&D, certification
- Sales
- Manufacturing
- Marketing

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Investor Perks

1. TRIKKE shirt to all investors and 20% off one time purchase of any item at trikke.com
2. Trikke Freedom to investments over $30,000
3. Trikke Pon-e 48V to investments over $60,000

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Our financial statements can be found in Exhibit B to the Form C which can be found below. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2016 and 2015 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

For the year ended December 31, 2016, our net revenues were $2,201,220, an increase of 8.5% over net revenues of $2,029,103 for the year ended December 31, 2015. This increase was due to increase in international sales. Cost of net revenues for 2016 was $1,179,031, compared to $1,034,696 for 2015, resulting in gross profit of $1,022,189 and $994,407 for 2016 and 2015, respectively. Gross margins were 46.4% and 49.0% for 2016 and 2015, respectively. Margins decreased slightly due to large international sale at a lower margin.

Our operating expenses consist of compensation and benefits, research and development, sales and marketing and general and administrative costs. Operating expenses decreased 5.3%, to $972,593 in 2016 from $1,026,873 in 2015. The primary components of this change were:

- A decrease of 16.0% in compensation and benefits, due to CEO leaving the company in 2015.
- Decreases of 14.6% and 7.3% in research and development and sales and marketing costs, respectively.
- An offsetting increase of 18.9% in general and administrative expenses, due to reducing expenses and costs.

Other expense consists of interest expense, which was $28,971 in 2016 compared to $25,709 in 2015.

As a result of the foregoing, we recorded net income of $20,625 in 2016, compared to a net loss of $58,175 in 2015.

Liquidity and Capital Resources

At December 31, 2016 we had cash on hand of $40,182. We currently have a line of credit with Rabobank in the amount of $49,999.

We have entered into a number of loan agreement described in “Indebtedness” and under those agreements are required to make debt and royalty payments. Minimum debt payments under those agreements for 2017 and 2018 are $280,242 and $195,891, respectively and royalty payments under those same agreements for 2017 and 2018 are $13,334 and $16,000, respectively. Payments under these agreements will impact our liquidity for a number of years. See Note 4 to our financial statements.

Indebtedness

From 2001 through 2002, we entered into a number of short-term loan agreements with company officers and third parties with interest rates of 0% pursuant to which we would make royalty payments. As of December 31, 2016, we owed $145,000 in principal and $77,667 in royalties under these loans.

On August 1, 2008, we entered into a 120-month term loan agreement with First Bank, in the amount of $195,000, bearing interest of 6.25% per annum with a required monthly principal and interest payment of $1,296. The lion is secured by our building. The unpaid principal balance was $159,824 as of December 31, 2016.

On January 15, 2009, we entered into a loan agreement with an officer of the company, in the amount of $100,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $0 as of December 31, 2016 and 2015, respectively as the loan was paid off on September 1, 2016. the unpaid accrued interest balance was $13,807 as of December 31, 2016.

On October 10, 2010, we entered into a loan agreement with an officer of the company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $49,980 as of December 31, 2016. The unpaid accrued interest balance was $14,068 as of December 31, 2016.

On October 10. 2010, we entered into a loan agreement with an officer of the company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $38,765 as of December 31, 2016. The unpaid accrued interest balance was $13,395 as of December 31, 2016.

On September 9, 2013, we entered into a 36-month loan agreement with a third party in the amount of $100,000, bearing interest of 6.55% per annum with a required monthly interest payment of $542. The unpaid principal balance was $95,652 as of December 31, 2016. The unpaid accrued interest balance was $13,589 as of December 31, 2016.

On October 31, 2014, we entered into a loan agreement with an officer of the company, in the amount of $30,000, bearing interest of 3.88% per annum with o required monthly payments. The unpaid principal balance was $30,000 as of December 31, 2016. The unpaid accrued interest balance was $2,477 as of December 31, 2016.

On October 9, 2015, we entered into a 42-month term loan with Ford Credit, in the amount of $29,319, bearing interest of 3.54% per annum with a required monthly principal and interest payment of $534. The loan is secured by an automobile. The unpaid principal balance was $22,457 as of December 31, 2016.

On November 18, 2015, we entered into a loan agreement with an officer of the company, in the amount of $25,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $25,000 as of December 31, 2016. The unpaid accrued interest balance was $1,054 as of December 31, 2016.

Further information with respect to our indebtedness can be found in Note 4 to our financial statements.

Recent Offerings of Securities

We have not issued securities within the last three years. On December 5, 2016, the company acquired 1,071,667 shares of Common Stock from John Simpson for no consideration. The company has not issued securities since 2006.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company’s current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company’s financial statements, usually looking at the company’s balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Market Landscape



Highlights
Overview
Pitch Deck
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
SeedInvest

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(In millions) According to a new report from Navigant Research, LEV sales are expected to generate $9.3 billion in revenue in 2017 and more than double to a $23.9 billion market by 2026.

Market trends: Light urban mobility is rapidly becoming more popular | Eco-friendly solutions, sensible alternatives | Improved battery technology | Health benefits of stand-up activities vs. seating | Exponential growth of the e-mobility market and opportunities.

The market for light electric vehicles is booming. The sales growth has been exponential for the past 6 years and is expected to keep that momentum for many years to come.

"Rising levels of population density and traffic congestion are driving interest in different modes of transportation," says Ryan Citron, research analyst at Navigant Research. "E-bikes are uniquely positioned to be a primary benefactor of this trend since they are low in cost relative to cars, do not require licenses to operate."

"Small manned electric vehicles - often sell in the largest numbers. They will reach over $35 billion in 2027. E-scooters will dominate the small electric vehicle business followed by three-wheel micro EVs. Close behind, four wheel car-like versions and e-bikes are also set for robust sales."
Source: IDTechEx

There are already hundreds of electric bicycle companies out there with successful sales. Trikke vehicles have been under constant development for the past 15 years and have proved to be a superior vehicle compared to electric bicycles, electric scooters, or Segways. Why? Because it's more ergonomic, easier to ride, more stable, more maneuverable and agile, offering a more natural, intuitive, and comfortable ride.

With the launch of our new 3-wheel-drive (3WD) models with full suspension and all-wheel brakes, Trikke rates above and beyond the top electric bicycles in the market, in technology, performance, and range. This new configuration extends the use of the vehicle to rough terrain, hilly areas, and heavier riders.

The different market opportunities:
Highlights

Overview

1. **CONSUMER (B2C):** Urban transportation and recreation
Pitch Deck

Product & Service

2. **PROFESSIONAL (B2B):** Tours, security, law enforcement, EMS, golf, staff mobility
Team Story

Q&A with Founder

- **RECREATIONAL:** Baby Boomers looking for low-impact, fun fitness. A standing, enjoyable ride that provides bodily strengthening and toning
Term Sheet

Investor Perks

- **URBAN TRANSPORTATION:** Busy Urban Workforce. Affordable, transportable people-mover for first and last mile integrations with public transportation, general commuting
Financial Discussion

Market Landscape

- **TOURS:** Sightseeing, guided group tours.

Data Room

- **PATROL (Security/Law Enforcement/EMS):** Improves movement of individuals where cars are not permitted or unable to navigate freely due to crowds or lack of clear roadways. In addition, officers on personal vehicles are perceived as more approachable by the public than officers in patrol cars.
SeedInvest

- **GOLF COURSES:** An electric personal caddy featuring all-wheel-drive that brings fun and excitement to the game and makes you feel like skiing. Easy and practical to use for all ages.

- **STAFF MOBILITY:** Provides efficient movement of personnel and light cargo on large public and private installations. Navigates easily through interior doorways, up elevators/escalators, and along outdoor walkway.

Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $8,500,000 million valuation cap, so you should not view the $8,500,000 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity into which the Crowd Notes are convertible.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. As an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The reviewing CPA has issued included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and whether it is sufficient to bring the business to profitability.

The company has recorded deferred wages in the amount of $105,422 as of December 31, 2016. The company has deferred wages payable to two officers of the company, as of December 31, 2016 and 2015 the amount due was $103,422 and $88,653. This may affect the organization of the company if these officers decide to raise any legal issues or leave the company as a result of the deferred wages. If any of the use of proceeds of this offering is used to repay deferred wages, that money will not be available to use for other purposes.

We have borrowed significant amounts from related parties and third parties. Our minimum debt payment under a series of loans, lines of credit and similar borrowings from related parties and third parties alike for 2017 and 2018 are $280,242 and $195,891, respectively and royalty payments under those same agreements for 2017 and 2018 are $13,334 and $16,000, respectively. Some of those loans are secured by company assets and receive royalty payments from the company's revenue of customer sales. We are not using the proceeds of this Offering to pay off these loans, but payments under these agreements will impact our liquidity for a number of years. We need to grow our revenues enough to service and repay these borrowings if we are to survive.